EXHIBIT 4.5

SECOND AMENDMENT
SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
(2007 Restatement)

Sigma-Aldrich Corporation ("Sponsor") established the Sigma-Aldrich 401(k) Retirement Savings Plan ("Plan") effective December 31, 1983.

The Plan has been amended from time to time, most recently in the form of an amendment and complete restatement effective as of January 1, 2007 ("2007 Restatement").

The Sponsor now desires to amend the Plan in order to comply with the Pension Protection Act of 2006 and final regulations issued under Code Section 415.

Now therefore, the Plan is hereby amended as follows, effective January 1, 2008 (unless otherwise provided herein):

1.    Section 3A is amended to add a new section 5 to read as follows:

5.
A Special Employer Contribution shall be made on behalf of each Active Participant who was an employee of ChemNavigator on August 6, 2009. The Special Employer Contribution shall be an amount equal to the employer matching contribution that would have been made on behalf of such Active Participant under the ChemNavigator 401(k) Plan for the period beginning on August 1, 2009 and ending on August 6, 2009 if: (A) such plan had been in effect during such period, (B) the Active Participant had made elective deferrals under such plan for such period based on his or her deferral election under such plan as of July 31, 2009 and (C) the Active Participant’s elective deferrals under such plan were based solely on his or her base pay from ChemNavigator for such period. The Special Employer Contribution shall be allocated to the Active Participant’s Fixed Account as soon as reasonably possible after the closing date.

2.    Section 3I is amended to read as follows:

I.	Other Limitations on Total Additions to Participant Accounts. The contributions or other amounts otherwise allocated to a Participant’s Account under this Plan shall be limited to the extent required, and only to the extent required by provisions of Section 415 of the Code and rulings, notices and regulations issued thereunder and which are hereby incorporated by reference into this Plan. In calculating these limits, the following rules shall apply:

1.	The limitation year shall mean the calendar year.

2.
If as a result of the application of Code Section 415 there is an excess amount allocated to the Participant's Account, the excess amount shall be eliminated in accordance with the provisions of Code Section 415 and the regulations thereunder.

3.
Compensation for purposes of this Section 3I means a Participant’s compensation including all items of remuneration listed in Treasury Regulation 1.415(c)-2(b) and excluding all items listed in 1.415(c)-2(c). Compensation for any limitation year shall not exceed the amount permitted under Code Section 401(a)(17), as adjusted for cost of living in accordance with Code Section 401(a)(17).

4.	The dollar limit on annual additions under Code Section 415(c)(1)(A) shall be adjusted annually as provided in Section 415(d) and the regulations thereunder.

3.	Section 4A3 is amended to read as follows:

3.
the Fixed Account will hold any Fixed Employer Contributions and Special Employer Contributions made on the Participant's behalf as well as those contributions made to the Plan prior to January 1, 1993 (excluding any amounts held in Transferred Accounts as specified below),

4.    The second paragraph of Section 6F1 is amended to read as follows:

The portion of a distribution that consists of after-tax employee contributions which are not includible in gross income may be transferred only to an individual retirement account or annuity described in Section 408(a) or (b) of the Internal Revenue Code, a Roth IRA described in Section 408A of the Internal Revenue Code, an annuity contract described in Section 403(b) of the Internal Revenue Code, or a qualified plan described in Section 401(a) of the Internal Revenue Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible.

5.	Section 6F2 is amended to read as follows:

2.
Eligible Retirement Plan: An Eligible Retirement Plan is an individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, a Roth IRA described in Section 408A of the Code, an annuity plan described in Section 403(b) of the Code, a qualified trust described in Section 401(a) of the Code that accepts the distributee’s eligible rollover distribution, an annuity contract described in Section 403(b) of the Internal Revenue Code and an eligible plan under Section 457(b) of the Internal Revenue Code which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and which agrees to separately account for amounts transferred into such plan from this Plan. Notwithstanding the foregoing, in the case of a distribution to a Beneficiary who is not the Participant’s spouse, an Eligible Retirement Plan is an individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, or a Roth IRA described in Section 408A of the Code that is an inherited retirement account or annuity under Code Section 408.

6.	Section 6F3 is amended to read as follows

3.
Distributee: A distributee includes an Employee or former Employee, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, and a Beneficiary of the Employee or former Employee who is not the Employee’s spouse.

In Witness Whereof, the Sponsor has adopted the foregoing Second Amendment this 4th day of September, 2009.

SIGMA-ALDRICH CORPORATION

By: /s/ Douglas W. Rau

Name: Douglas W. Rau

Title: Vice President, Human Resources

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